EXHIBIT 4.10

CHANGE DATA CAPTURE OEM AGREEMENT

This Change Data Capture OEM Agreement (this “Agreement”) is made and entered into as of December 14, 2010 (the “Effective Date”), by and between Attunity Inc., a corporation organized under the laws the Commonwealth of Massachusetts, (“Attunity”), and Microsoft Corporation, a corporation organized under the laws of the State of Washington (“Microsoft”).

1.      Definitions.  Any capitalized term used in this Agreement but not defined in this Section 1 will have the meaning ascribed to it elsewhere in this Agreement.

1.1.         “Attunity Intellectual Property Rights” means all worldwide copyrights, Attunity Marks, trade secrets, patents, patent applications, moral rights, contract rights and other proprietary rights that Attunity or Parent now or hereafter owns, acquires or controls, or that Attunity or Parent now or hereafter has the right to grant licenses, sublicenses or immunities from suit.

1.2.         “Attunity Marks” means any trademarks, trade names, service marks, or service names of Attunity or Parent.

1.3.         “Development Environment” means (a) the programming information, build instructions, configuration information, file classification tables and listings, and any other information used by Attunity to develop, maintain or implement the Initial Code or the Microsoft Custom Code, including instructions necessary (whether pre-existing or not) for a software developer with reasonable skill to compile the software into executable form and to build an executable version thereof; (b) a list of any required hardware used by Attunity to develop, maintain or implement the Initial Code or the Microsoft Custom Code; and (c) any software tools, libraries, linkers, utilities, compilers and other programs used by Attunity to develop, maintain, enhance or implement the Initial Code or the Microsoft Custom Code (excluding any commercial products readily available to Microsoft from one or more third-party sources, provided that a list identifying such commercial products must be provided to Microsoft).

1.4.         “Field of Use” means Microsoft SQL Server 2011, including any updates thereto or new versions thereof, or any data access or integration technology used in connection therewith.

1.5.         “Initial Code” means the software described in Exhibit A and any related user documentation.  The term “Initial Code” includes all corrections, changes, additions or enhancements made to the Initial Code and provided to Microsoft hereunder, whether in beta or final form.

1.6.         “Microsoft Custom Code” means the software described in Exhibit D, in Source Code and Object Code forms, and any related user documentation.  Attunity and Microsoft acknowledge and agree that the Microsoft Custom Code consists of the Initial Code as modified or enhanced in accordance with this Agreement, and all corrections, changes, additions or enhancements made thereto and provided to Microsoft hereunder, whether in beta or final form.  The term “Microsoft Custom Code” also includes the Development Environment.

1.7.         “Microsoft Product” means any product or service, now or hereafter developed or sold by Microsoft or its affiliates, including, without limitation, any modifications to and derivative works of such products or services (whether the modifications or derivative works are made by Microsoft or by direct or indirect customers or users of the products or services).  For purposes of this definition, the term “sold” includes, without limitation, license, sell, offer for sale, import, lease, rent and otherwise dispose of, whether directly or indirectly through third parties.

1.8.         “Object Code” means the software code generated by a compiler or assembler that has been translated from the Source Code of a program.  Header files, which are of the type necessary for use by customers, users or software developers, will be treated as Object Code for the purposes of this Agreement.

1.9.         “Parent” means Attunity Ltd., a corporation organized under the laws of the State of Israel.

1.10.         “Publicly Available Software” means each of (a) any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models; and (b) any software that requires as a condition of use, modification or distribution of such software that such software or other software incorporated into, derived from or distributed with such software (i) be disclosed or distributed in Source Code form, (ii) be licensed for the purpose of making derivative works, or (iii) be redistributable at no charge.

1.11.         “Source Code” means the human-readable form of software, including any corresponding comments and annotations.

1.12.         “Specifications” means the specifications for the Initial Code and the Microsoft Custom Code set forth in Exhibit A and Exhibit D, respectively.

2.	Delivery, Acceptance and Treatment.

2.1.         Delivery.  Within 5 days after the Effective Date Attunity will deliver to Microsoft a full and complete copy of the Initial Code in Object Code form.

2.2.         Acceptance of Initial Code.  Within 10 business days following Attunity’s delivery of the Initial Code to Microsoft, Microsoft will provide Attunity with a written notice of acceptance or rejection of the Initial Code.  Microsoft’s acceptance of the Initial Code is subject to Microsoft’s determination that the Initial Code conforms to the Specifications set forth in Exhibit A.  If Microsoft determines that the Initial Code does not conform to the Specifications, Microsoft may, at its option, by sending a written notice within such 10-day period, (a) extend the time period for Attunity to deliver an acceptable version of the Initial Code, (b) retain the Initial Code and pay Attunity the appropriate fee in accordance with Section 5.1, or (c) return the Initial Code and terminate this Agreement without obligation to pay Attunity any fees.  For clarity, acceptance of the Initial Code by Microsoft will not waive any obligation of Attunity to ensure that the Initial Code conforms to the Specifications or to comply with the warranties set forth in Section 8.

2.3.         Acceptance and Escrow of Microsoft Custom Code. Promptly after Microsoft’s acceptance of the Microsoft Custom Code in accordance with Section 4.3, Attunity shall deliver to Microsoft a complete copy of the Microsoft Custom Code in Source Code form (including the Development Environment) on media to be specified by Microsoft (collectively, “Escrowed Code”).  Microsoft shall store the Escrowed Code in a Secure Location for the benefit of Microsoft until termination of this Agreement or release of the Escrowed Code in accordance with this Agreement.  “Secure Location” means: (1) one or more physical rooms (a) with entrances locked at all times, (b) with access restricted to Microsoft employees, and (c) where Microsoft stores or archives Source Code or (2) a third party escrow provider.  Within 15 days of Attunity’s first distribution of any corrections, changes, additions or enhancements to the Microsoft Custom Code (as contemplated by Section 2.4) (and including any changes to the Development Environment), Attunity will provide to Microsoft an updated version of the Escrowed Code that incorporates such changes on media to be specified by Microsoft.

2.4.         Support and Maintenance.  Commencing upon acceptance of the Initial Code by Microsoft in accordance with Section 2.2 and continuing through the remainder of the Term, Attunity (a) will deliver (but has no duty to develop such except as expressly provided in this Agreement) to Microsoft all corrections, changes, additions or enhancements made to the Initial Code and the Microsoft Custom Code (including those intended for the Initial Code but equally relevant to the Microsoft Custom Code), in beta and final forms no later than they are provided to any other third party and (b) will promptly correct all errors or defects in the Initial Code and the Microsoft Custom Code reported by Microsoft and deliver corresponding corrections to Microsoft as set forth in Exhibit B.  Further, during the Term Attunity may provide Microsoft with technical assistance, and otherwise assist Microsoft in customer engagements, with respect to the Initial Code and the Microsoft Custom Code in accordance with Exhibit C.

2.5.         Covenant Not to Sue.  Attunity (on behalf of itself and any successors to or assignees or licensees of Attunity Intellectual Property Rights) agrees not to bring any suit, proceeding or other claim against Microsoft for infringement or misappropriation of Attunity Intellectual Property Rights arising out of or related to Microsoft’s access to and use of the Initial Code or the Microsoft Custom Code in accordance with this Agreement, including, without limitation, this Section 2 and Section 4.

3.     License and Ownership.

3.1.         License.  During the Term, Attunity grants to Microsoft under Attunity Intellectual Property Rights a fully paid-up, irrevocable, worldwide, non-exclusive license in the Field of Use:

(a)	to make, use, reproduce, modify and create derivative works of the Initial Code or the Microsoft Custom Code;

(b)
to perform or display (publicly or otherwise), import, broadcast, transmit, distribute, license, offer for sale and sell, rent, lease and lend the Initial Code or the Microsoft Custom Code (or derivative works thereof), in Object Code form only, whether as a standalone Microsoft Product or as incorporated into or combined with one or more other Microsoft Products;

(c)
to use and reproduce the Attunity Marks in connection with the marketing, branding and distribution of the Initial Code or the Microsoft Custom Code (or derivative works thereof), whether as a standalone Microsoft Product or as incorporated into or combined with one or more other Microsoft Products;

(d)
to sublicense any of the foregoing rights (i) to direct or indirect distributors that distribute the Initial Code or the Microsoft Custom Code (or derivative works thereof) in Object Code form only, (ii) to customers or users that use the Initial Code or the Microsoft Custom Code (or derivative works thereof) in Object Code form only, or (iii) to contractors that support or maintain the Initial Code or the Microsoft Custom Code for Microsoft as contemplated by this Agreement; and

(e)
for clarity, the foregoing licensed rights include, without limitation, an immunity from liability, suit or other claims under Attunity Intellectual Property Rights (by Attunity, any of its licensees, successors or assignees, or otherwise) for direct and indirect distributors, customers and users of Microsoft Products in accordance with the terms of this Agreement, whether such Microsoft Products are distributed or used alone, in combination with other Microsoft Products, or in combination with other software, hardware, systems or data.

3.2.         Microsoft Custom Code.  The licensed rights set forth in Section 3.1 are exclusive to Microsoft with respect to the user interface of the Microsoft Custom Code or to any functionality or interfaces in the Microsoft Custom Code specific to Microsoft Products.  In addition, Microsoft covenants not to exercise any of the foregoing licensed rights with respect to the Microsoft Custom Code in Source Code form (including the Development Environment) unless and until the occurrence of a Release Condition (defined in Section 3.3).

3.3.         Release Conditions.  Microsoft may exercise its licensed rights with respect to the Microsoft Custom Code in Source Code form (including the Development Environment) solely in order to continue the support and maintenance obligations set forth in Section 2.4, upon the occurrence of any of the following events (each, a “Release Condition”):

3.3.1.                   Microsoft terminates this Agreement in accordance with Section 11.2.1(a) for Attunity’s material breach of its support and maintenance obligations set forth in Section 2.4; or

3.3.2.                   Microsoft terminates this Agreement in accordance with Section 11.2.1(c) because Attunity (a) is insolvent, (b) has a judgment entered against it greater than current available cash or the most recent 12 months’ revenues, (c) files or has filed against it any proceeding in bankruptcy or for reorganization under any bankruptcy laws or similar laws, (d) has any receiver appointed for all or a substantial part of its assets or business, (e) makes an assignment for the benefit of its creditors, or enters into any other proceeding for debt relief, or (f) ceases to do business in the ordinary course or institutes any proceedings for the liquidation or winding up of its business; or

3.3.3.                   Microsoft terminates this Agreement in accordance with Section 11.2.2 in connection with a Change in Control of Attunity; or

3.3.4.                   Attunity no longer makes the Initial Code commercially available.

3.4.         Ownership.  Except as licensed to Microsoft under this Agreement, Attunity retains all right, title and interest in and to the Initial Code and the Microsoft Custom Code and the Attunity Intellectual Property Rights therein.  Microsoft retains all right, title and interest in and to any derivative works of the Initial Code or the Microsoft Custom Code created by Microsoft or for Microsoft by a third party (i.e., other than Attunity).

4.      Services.

4.1.	Delivery; Modification of Specifications.

4.1.1.                   Attunity will complete and deliver to Microsoft a full and complete copy of the Microsoft Custom Code in Object Code form in accordance with the delivery schedule set forth in Exhibit D.

4.1.2.                   The Specifications for the Microsoft Custom Code may be modified at any time by written agreement of Microsoft and Attunity.  Upon Microsoft’s request, Attunity will promptly prepare and submit to Microsoft a written proposal for any modification to the Specifications requested by Microsoft.  Any such proposal will include, without limitation, an itemization of any changes that would be required, on account of the modification, to the delivery date and/or fee payable to Attunity, and any resources to be provided by Microsoft to implement the modification.  Any proposals submitted by Attunity under this Section 4.1.2 will be subject to acceptance by Microsoft in its sole discretion, and if Microsoft accepts any proposal under this Section 4.1.2, then the parties will prepare, sign and deliver an amendment to the Specifications that conforms to the proposal accepted by Microsoft.  If any proposal submitted by Attunity under this Section 4.1.2 is not acceptable to Microsoft, then, upon Microsoft’s request, parties will negotiate in good faith to agree upon mutually acceptable terms and conditions for the proposed modification.

4.2.         Testing.  Attunity will, prior to delivery of the Microsoft Custom Code in accordance with Section 4.1, test the Microsoft Custom Code and ensure that they conform to the Specifications set forth in Exhibit D.  Attunity will, upon Microsoft’s request, provide Microsoft with reasonably detailed written information describing each test and the corresponding results.  Microsoft may, in its discretion, elect to test the Microsoft Custom Code itself, and Attunity agrees to provide reasonable support to Microsoft to facilitate Microsoft’s ability to conduct such tests.

4.3.         Acceptance of Microsoft Custom Code.

4.3.1.                   The Microsoft Custom Code will, solely for purposes of payment of appropriate fee set forth in Section 5.1, be deemed accepted by Microsoft (“Acceptance for Payment Purpose”) 45 days after delivery by Attunity of the Microsoft Custom Code accompanied by Attunity’s detailed test results demonstrating conformance with the Specifications, unless within such time Microsoft has provided Attunity with a Rejection Notice (defined in Section 4.3.3).

4.3.2.                   The Microsoft Custom Code will, for all purposes other than payment in accordance with Section 4.3.1, be deemed accepted by Microsoft (“Functional Acceptance”) 90 days after delivery by Attunity of the Microsoft Custom Code accompanied by Attunity’s detailed test results demonstrating conformance with the Specifications, unless within such time Microsoft has provided Attunity with a Rejection Notice (defined in Section 4.3.3).

4.3.3.                   Acceptance by Microsoft of the Microsoft Custom Code (either Acceptance for Payment Purposes or Functional Acceptance) will not waive any obligation of Attunity to ensure that the Microsoft Custom Code conforms to the Specifications or to comply with the warranties set forth in Section 8.  Microsoft may reject the Microsoft Custom Code under this Section 4.3 based on failure to conform to the Specifications.  If Microsoft rejects the Microsoft Custom Code, Microsoft will provide Attunity with written notice (via e-mail will suffice for this limited purpose) detailing the failure of the Microsoft Custom Code (“Rejection Notice”) and Attunity will correct and resubmit the Microsoft Custom Code for consideration under this Section 4.3, within 15 days after its receipt of the Rejection Notice or other reasonable period agreed to in writing by the Microsoft and Attunity (“Correction Period”).  Upon delivery of the corrected Microsoft Custom Code, the acceptance provisions of this Section 4.3 will apply on the same basis as applied to the original delivery.

4.3.4.                   If Attunity either fails to deliver the Microsoft Custom Code by the agreed due date or  Microsoft provides a Rejection Notice for the Microsoft Custom Code after the Correction Period specified in Section 4.3.3, Microsoft may, at its option and without waiving any other rights or remedies that it may have under this Agreement, applicable law or otherwise, (a) accept (Acceptance for Payment Purposes and Functional Acceptance) the non-conforming (or untimely delivered) Microsoft Custom Code and continue under this Agreement, (b) extend the Correction Period, or (c) reject the non-conforming (or untimely delivered) Microsoft Custom Code and terminate this Agreement in accordance with Section 11.2 without obligation to pay Attunity the fees set forth in Section 5.1(d).

5.      Fees and Taxes.

5.1.         Fees.  Microsoft will pay Attunity:

(a)	Three Hundred Thousand US dollars (US$300,000) which Attunity may invoice on the Effective Date;

(b)	Two Million Six Hundred Thousand US dollars (US$2,700,000) which Attunity may invoice upon Microsoft’s acceptance of the Initial Code and the Microsoft Custom Code;
(c)
Twelve (12) quarterly payments of Three Hundred Twenty-Five Thousand US dollars (US$325,000) which Attunity may invoice at the end of each calendar quarter beginning at the end of the calendar quarter one (1) year following the payment in Section 5.1(b); and

(d)
During any Renewal Term(s), additional quarterly payments of Three Hundred Twenty-Five Thousand US dollars (US$325,000) which Attunity may invoice at the end of each calendar quarter beginning at the end of the first calendar quarter during the first Renewal Term.

5.2.         Refund.  If Microsoft rejects the Initial Code or the Microsoft Custom Code in accordance with Section 2.2 or Section 4.3, respectively, Attunity will immediately refund any fees paid by Microsoft under Sections 5.1(a), 5.1(b), 5.1(c) and 5.1(d).

5.3.         Payment.  Attunity will submit invoices for all fees payable by Microsoft under this Agreement.  All undisputed fees properly invoiced by Attunity will be paid by Microsoft within 60 days after Microsoft’s receipt of the relevant invoice.

5.4.         Taxes.  Attunity acknowledges and agrees that it is Attunity’s sole responsibility to report as income and pay all required taxes with respect to any payments made to Attunity by Microsoft under this Agreement.  Attunity will indemnify and hold harmless Microsoft against any obligation imposed on Microsoft to pay any sales, use, excise, import or export, value added or similar taxes or duties, including interest and penalties thereon, in connection with any payments made to Attunity by Microsoft under this Agreement.

6.      No Obligation.  Notwithstanding any other provision of this Agreement, Microsoft will have no obligation to market, sell or otherwise distribute the Initial Code or the Microsoft Custom Code, either alone or in combination with other software, hardware, systems or data.  Nothing in this Agreement will be construed as restricting Microsoft’s ability to acquire, license, develop, manufacture or distribute for itself, or have others acquire, license, develop, manufacture or distribute for Microsoft, any technology that is similar to the Initial Code or the Microsoft Custom Code or that performs the same or similar functions as the Initial Code or the Microsoft Custom Code, or to market and distribute such similar technology in addition to, or in lieu of, the technology contemplated by this Agreement.

7.      Confidentiality.  The information exchanged by the parties hereunder, including the terms and conditions of this Agreement, are subject to the Non-Disclosure Agreement between Microsoft and Attunity dated April 16, 2007 (“NDA”).  In the event the NDA expires or is terminated while any provisions of this Agreement remain in effect, the terms of the NDA as may be modified herein will be deemed to be incorporated herein and deemed to continue to apply to this Agreement notwithstanding such expiration or termination.

8.	Representations and Warranties.

8.1	To Microsoft. Attunity represents and warrants to Microsoft that:

(a)	Attunity has not granted and will not grant any rights in the Initial Code or the Microsoft Custom Code that conflicts with the rights granted to Microsoft in this Agreement;

(b)
neither the Initial Code nor the Microsoft Custom Code infringes or misappropriates any copyright, patent, trademark, trade secret, or other intellectual property or proprietary right held by any third party, and Attunity has no knowledge of, and not been put on notice of, any third-party patent that may be infringed by the Initial Code or the Microsoft Custom Code;

(c)
each of the Initial Code and the Microsoft Custom Code will comply with the Specifications for a period of one year following acceptance thereof by Microsoft in accordance with Section 2.2 or Section 4.3, as applicable;

(d)
neither the Initial Code nor the Microsoft Custom Code includes any feature or functionality that transmits to any person or entity via the Internet (or other media) any information regarding a customer’s or user’s use thereof;

(e)
Attunity has not taken and will not take any actions that (i) create, or purport to create, any obligation on behalf of Microsoft, or (ii) grant, or purport to grant, any rights or immunities to any third party under Microsoft’s intellectual property or proprietary rights.  By way of example, and without limitation of the foregoing, Attunity has not incorporated and will not incorporate any Publicly Available Software in whole or in part into any part of the Microsoft Custom Code, or used Publicly Available Software in whole or in part in the development of any part of the Microsoft Custom Code in a manner that may subject the Microsoft Custom Code, in whole or in part, to all or part of the license obligations of any Publicly Available Software;

(f)
the services performed by Attunity in accordance with this Agreement, including, without limitation, the services provided in accordance with Section 2.4 and Section 4, will be performed in a professional, workmanlike, and skillful manner; and

(g)	Attunity has all rights and authority necessary to execute this Agreement and grant the rights set forth herein.

8.2         Exclusions.  Attunity’s warranty contained in Section 8.1(b),  8.1(c) or 8.1(d) shall be void if (i) Microsoft modifies the Initial Code or the Microsoft Custom Code without Attunity’s approval, (ii) Microsoft uses the Initial Code or the Microsoft Custom Code for purposes other than  those reasonably contemplated by the subject matter of this Agreement, or (iii) the failure of the Initial Code or the Microsoft Custom Code to conform to the Specifications is due to misuse or negligence of a person other than Attunity.

8.3         EXCEPT AS EXPRESSLY PROVIDED ABOVE, ATTUNITY MAKES NO OTHER WARRANTY OR REPRESENTATION, EITHER EXPRESSED OR IMPLIED, WITH RESPECT TO THE INITIAL CODE OR THE MICROSOFT CUSTOM CODE, BY OPERATION OF LAW OR OTHERWISE, AND ALL IMPLIED WARRANTIES, INCLUDING WITHOUT LIMITATION THOSE OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT ARE HEREBY EXPRESSLY DISCLAIMED.

9.	Indemnity.

9.1.         Duty.  Attunity will, at its expense and Microsoft’s request, defend Microsoft and its officers, directors, employees, agents, independent contractors, subsidiaries and affiliates (collectively, “Microsoft Indemnitees”) from and against any and all actions, suits, claims, demands or other proceedings arising out of or related to any breach (or claim or threat thereof that, if true, would be a breach) of any provision of this Agreement by Attunity, including, without limitation, any breach or alleged breach of any representation or warranty set forth in Section 8 (each, a “Claim”); and Attunity will indemnify and hold Microsoft Indemnitees harmless from and against any costs, damages, losses, liabilities, judgments and expenses of any kind (including, without limitation, reasonable attorneys’ fees) that are attributable to any Claim.

9.2.         Notice, Defense and Settlement.  Microsoft will provide Attunity reasonably prompt notice in writing of any Claim.  If Microsoft, at Microsoft’s reasonable discretion, permits Attunity, through counsel mutually acceptable to Microsoft and Attunity, to answer and defend any Claim, then (a) Microsoft will provide Attunity information, assistance and authority, at Attunity’s expense, to help Attunity to defend such Claim, and (b) Microsoft will have the right, at Attunity’s expense, to employ separate counsel.  Attunity will not be responsible for any settlement made by Microsoft without Attunity’s written permission, which permission will not be unreasonably withheld.  Attunity may not settle any Claim on Microsoft’s behalf without first obtaining Microsoft’s written permission, which permission will not be unreasonably withheld.  In the event Microsoft and Attunity agree to settle a Claim, Attunity will not publicize the settlement without first obtaining Microsoft’s written permission, which permission will not be unreasonably withheld.

9.3.         Duty to Correct.  If the Initial Code or the Microsoft Custom Code, in whole or in part, is held by any court or administrative body of competent jurisdiction to constitute an infringement or misappropriation of third-party intellectual property rights and its use is enjoined, Attunity will immediately and at its expense shall (a) procure for Microsoft the right to continue to exercise the rights in the Initial Code or the Microsoft Custom Code, as applicable, granted by this Agreement or (b) replace the Initial Code or the Microsoft Custom Code, as applicable, with a version of that is non-infringing.

10.   Limitation of Liability.  TO THE MAXIMUM EXTENT PERMITTED BY LAW, IN NO EVENT WILL EITHER PARTY BE LIABLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT, PUNITIVE OR CONSEQUENTIAL DAMAGES WHATSOEVER ARISING OUT OF OR IN ANY WAY RELATED TO THE USE OR INABILITY TO USE THE INITIAL CODE OR THE MICROSOFT CUSTOM CODE, OR OTHERWISE UNDER OR IN CONNECTION WITH ANY PROVISION OF THIS AGREEMENT, REGARDLESS OF THE LEGAL THEORY UPON WHICH ANY CLAIM FOR SUCH DAMAGES IS BASED. THE FOREGOING EXCLUSION WILL APPLY EVEN IF A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES AND EVEN IF ANY REMEDY FAILS OF ITS ESSENTIAL PURPOSE.  THIS SECTION 10 WILL HAVE NO APPLICATION TO SECTIONS 7, 8 AND 9.

11.	Term and Termination.

11.1.         Term.  This Agreement will commence on the date Microsoft accepts the Initial Code in accordance with Section 2.2 and expire upon the fifth anniversary thereof, unless earlier terminated by either party in accordance with Section 11.2 (“Initial Term”).  Microsoft may elect to renew this Agreement for up to two (2) additional one-year periods (“Renewal Term(s)”) for the fees set forth in Section 5.1(d) upon written notice at least 60 days prior to the end of the Initial Term.  The Initial Term and the Renewal Term(s), if any, are collectively referred to herein as the “Term.”

11.2.         Termination; Effect.

11.2.1.                   During the Term either party may immediately terminate this Agreement (a) if the other party commits a material breach of this Agreement (provided, however, in the event Attunity’s material breach of Section 2.4, Microsoft will provide Attunity with written notice of such breach (via e-mail will suffice for this limited purpose) and 30 days to cure such breach); (b) if the other party does not cure any other breach of this Agreement within 30 days after written notice of such other breach; or (c) if the other party (i) is insolvent, (ii) has a judgment entered against it greater than current available cash or the most recent 12 months’ revenues, (iii) files or has filed against it any proceeding in bankruptcy or for reorganization under any bankruptcy laws or similar laws, (iv) has any receiver appointed for all or a substantial part of its assets or business, (v) makes an assignment for the benefit of its creditors, or enters into any other proceeding for debt relief, or (vi) ceases to do business in the ordinary course or institutes any proceedings for the liquidation or winding up of its business.

11.2.2.                   Microsoft will have the right, in its sole discretion, to terminate this Agreement immediately upon a Change of Control of Attunity.  For purposes of this Agreement, “Change of Control of Attunity” means (a) the acquisition by any entity or person (whether directly or indirectly, and whether alone or in combination with related entities or persons) of fifty percent (50%) or more of the voting stock of Attunity or of any entity or person that controls Attunity, or (b) any merger, consolidation, reorganization or other transaction involving Attunity (or any series of related transactions) as a result of which any entity or person (or any group of related entities or persons) that did not directly or indirectly control Attunity prior to the transaction (or series of transactions) thereafter directly or indirectly control Attunity, or (c) a sale of all or substantially all of Attunity’s assets.  For purposes of the foregoing, “control,” as to an entity or person, means having the right (whether or not contingent) to control the appointment of directors or officers of such entity or person or manage the operations of such entity or person.  At any time during the Term, Attunity may notify Microsoft in writing of a potential Change of Control of Attunity, which notice must describe the potential Change of Control of Attunity in reasonable detail.  Within 30 days of receipt of such notice, Microsoft will inform Attunity whether the potential Change of Control of Attunity, if consummated, would cause Microsoft to exercise its right to terminate this Agreement in accordance with this Section 11.2.2.  Without derogating from Microsoft’s right to terminate this Agreement pursuant to this Section 11.2.2, it is hereby agreed that Attunity may assign this Agreement upon a Change of Control of Attunity, provided that the assignee agrees in writing to assume all of Attunity’s obligations under this Agreement.

11.2.3.                   Upon termination of this Agreement by Microsoft pursuant to any of the Release Conditions set forth in Section 3.3, (a) Microsoft shall be entitled to exercise all of its licensed rights set forth in Section 3.1 for the remainder of the Term upon payment of the remaining license fees set forth in Sections 5.1(a), 5.1(b) and 5.1(c), and (b) notwithstanding anything to the contrary in this Agreement, Attunity hereby agrees that Microsoft’s licensed rights with respect to the Microsoft Custom Code in Source Code form (as set forth in Section 3.3) shall remain in effect for so long as Microsoft provides any customer support for Microsoft SQL Server 2011 and subsequent versions, regardless of how designated or branded.

11.3.         Survival.  Sections 1; 2.5; 3.1, 3.2 and 3.3 (subject to and as set forth in Section 11.2.3); 3.4; 5 through 10 (inclusive); 11; 12.2; and 13 (other than 13.9) will survive the expiration or termination of this Agreement.

11.4.         Customer Agreements.  Any agreement entered into between Microsoft (or any of its direct or indirect distributors) and a customer, as contemplated by this Agreement, will survive the expiration or termination of this Agreement in accordance with its terms.

12.	Insurance.

12.1.         General. Attunity will maintain sufficient insurance coverage to enable it to meet its obligations created by this Agreement and by law.  Without limiting the foregoing, Attunity will obtain the following lines of coverage (with minimum limits of US$2,000,000 per occurrence) to the extent this Agreement creates exposures generally covered by such insurance: Commercial General Liability (Occurrence Form), Automobile Liability, Workers’ Compensation (statutory limits) and Employer’s Liability.  Attunity will name Microsoft Indemnitees as additional insureds under such insurance to the extent of contractual liability assumed by Attunity in Section 9.

12.2.         Additional Requirements.  In addition, Attunity will maintain Professional Liability and Errors & Omissions Liability Insurance with policy limits of not less than US$2,000,000 each claim with a deductible of not more than US$100,000.  Attunity will maintain such insurance to include coverage for infringement of any proprietary right of any third party as related to Attunity’s performance under this Agreement with a retroactive coverage date no later than the Effective Date.  Upon expiration or termination of this Agreement, Attunity will maintain an active policy, or purchase an extended reporting period providing for claims first made and reported to the insurance company within five years after Microsoft’s acceptance of the Initial Code in accordance with Section 2.2.

12.3.         Proof of Coverage.  Upon Microsoft’s request, Attunity will deliver to Microsoft proof of Attunity’s insurance coverage.  In the event that Attunity’s proof evidences coverage that Microsoft reasonably determines to be less than that required to meet Attunity’s obligations under this Agreement, then Attunity will promptly acquire such coverage and notify Microsoft in writing.

13.	General.

13.1.         Nature of Rights.  Microsoft and Attunity agree that the rights granted to Microsoft hereunder, including, without limitation, those rights granted in Section 3.1, are rights in “intellectual property” within the scope of Section 101 (or its successors) of the U.S. Bankruptcy Code (“Bankruptcy Code”) and/or similar provisions under the laws of Israel.  Microsoft will have the rights set forth herein with respect to the Initial Code and the Microsoft Custom Code when and as developed or created.  In addition, Microsoft, as a licensee of intellectual property rights hereunder, will have and may fully exercise all rights available to a licensee under the Bankruptcy Code, including, without limitation, under Section 365(n) of the Bankruptcy Code or its successors and/or similar provisions under the laws of Israel.

13.2.         Notices.  All notices and requests in connection with this Agreement will be deemed given as of the day they are received either by messenger, delivery service, or in the U.S. mails, postage prepaid, certified or registered, return receipt requested, and addressed as follows, or to such other address as the party to receive the notice or request so designates by written notice to the other:

To Attunity:

Attunity Inc.
70 Blanchard Road
Burlington, MA 01803
U.S.A.
Attn: VP, NA Operations
Phone: (781) 213-5200
Fax: (781) 213-5240

Copy to:

Attunity Ltd.
Kfar Netter Industrial Park
POB 3787
Kfar Netter 40593
Israel
Attn: VP, Finance
Phone: +(972) 9-899-3000
Fax:     +(972) 9-899-3001

To Microsoft:

Microsoft Corporation
One Microsoft Way
Redmond, WA  98052
U.S.A.
Attn: STB Business Management
Phone: +1 (425) 882-8080
Fax: +1 (425) 706-7329

Copy to:

Legal and Corporate Affairs
Fax: (425) 706-7409

13.3.         Governing Law; Jurisdiction and Venue.  This Agreement will be construed and controlled by the laws of the State of Washington, and Attunity consents to exclusive jurisdiction and venue in the federal courts sitting in King County, Washington, unless no federal subject matter jurisdiction exists, in which case Attunity consents to exclusive jurisdiction and venue in the Superior Court of King County, Washington. Attunity waives all defenses of lack of personal jurisdiction and forum nonconveniens. The United Nations Convention on Contracts for the International Sale of Goods will not apply. Process may be served on either party in the manner authorized by applicable law or court rule.

13.4.         Attorneys’ Fees.  In any action to enforce any right or remedy under this Agreement or to interpret any provision of this Agreement, the prevailing party will be entitled to recover its reasonable attorneys’ fees, costs and other expenses.

13.5.         Independent Contractors.  The parties hereunder are operating as independent contractors, and nothing in this Agreement will be construed as creating a partnership, franchise, joint venture, employer-employee or agency relationship.

13.6.         Severability.  If any provision of this Agreement will be held by a court of competent jurisdiction to be illegal, invalid or unenforceable, the remaining provisions will remain in full force and effect.  If any provisions of this Agreement are deemed not enforceable, they will be deemed modified to the extent necessary to make them enforceable.

13.7.         Entire Agreement.  This Agreement, including all Exhibits, constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements or communications.  It will not be modified except by a written agreement dated subsequent to the date of this Agreement and signed on behalf of Microsoft and Attunity by their respective duly authorized representatives.  No waiver of any breach of any provision of this Agreement will constitute a waiver of any prior, concurrent or subsequent breach of the same or any other provisions hereof, and no waiver will be effective unless made in writing and signed by an authorized representative of the waiving party.

13.8.         Publicity. Neither party shall issue any press release with respect to the transaction contemplated hereby or otherwise make any such public statement without the prior consent of the other party, which consent shall not unreasonably be withheld, except if such disclosure is required by law (including stock exchange rules), in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication.  Without derogating from the foregoing, Microsoft hereby agrees that Attunity shall make a public announcement of this Agreement, provided that the content of such public announcement is mutually agreeable to the Microsoft and Attunity.

13.9.         Updates; Right of First Offer. For a period of the Term, Attunity (for the purpose of this section Attunity  shall mean Attunity Ltd. and Attunity Inc. collectively)  must, subject to the confidentiality set forth in Section 7 hereof:

(1)	Keep Microsoft reasonably informed of its material new technology developments in the area of change data capture and related technologies; and

(2)
Give Microsoft written notice (the "Sale Offer") if it wishes to (A) sell, assign, transfer, or grant an exclusive license to a third party (i) the Microsoft Custom Code and/or the Initial Code   or (ii) the Attunity Intellectual Property Rights underlying the Microsoft Custom Code and/or the Initial Code and/or (B) sell Attunity to a third party (collectively, the "Sale Transaction"). The Sale Offer shall specify the key terms under which Attunity is willing to effect the Sale Transaction. Microsoft will have forty-five (45) days to respond in writing to such Sale Offer from Attunity and either accept or reject it. Failure of Microsoft to accept or reject such Sale Offer within the aforesaid 45 days shall be construed as a rejection of the Sale Offer. If Microsoft (i) rejects (or is deemed to reject) the Sale Offer, then Attunity shall be free to enter into a definitive binding agreement for the Sale Transaction with any third party on substantially the same terms set forth in the Sale Offer or more favorable terms to Attunity; provided such definitive binding agreement is executed within 180 days following the rejection (or deemed rejection); or (ii) accepts the Sale Offer, then (A) Microsoft and Attunity shall enter into good faith negotiations for entering into a definitive agreement or agreements in order to effect such Sale Transaction consistent (or more favorable to Attunity) with the Sale Offer., and (B) if the parties are not able to execute such agreement(s) after such negotiations within ninety (90) days after the Sale Offer,  Attunity will then be free to enter into a definitive binding agreement with any third party on  substantially the same terms and conditions that were offered to Microsoft (or more favorable terms to Attunity) for a period of One hundred eighty (180) days following the acceptance of the Sale Offer

[SIGNATURE PAGE FOLLOWS]

The parties have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

ATTUNITY INC. By____________________________________ Name (print):___________________________ Title:__________________________________	MICROSOFT CORPORATION By____________________________________ Name (print):___________________________ Title:__________________________________
Parent Undertaking and Guarantee

The undersigned, Attunity Ltd., hereby continually and unconditionally guarantees to Microsoft Corporation the due performance by Attunity Inc. of all of its obligations under this Agreement and without derogating from the foregoing will be subject to Sections 8, 9, 10 and 13.

ATTUNITY LTD.

By____________________________________

Name (print):___________________________

Title:__________________________________